May 21, 2019

Russell Nickel
Chief Financial Officer
Funko, Inc.
2802 Wetmore Avenue
Everett, Washington 98201

       Re: Funko, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 6, 2019
           File No. 001-38274

Dear Mr. Nickel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure